SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ________________



                                 FORM 11-K



                               ANNUAL REPORT
                    PURSUANT TO SECTION 15 (d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934



(Mark One):



      X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].



                      For the fiscal year ended
                         December 31, 1994



                                OR



        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from          to



Commission file number  0-217



        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                VICTORIA FINANCIAL CORPORATION 401K PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         VICTORIA FINANCIAL CORPORATION
                         5915 LANDERBROOK DRIVE
                         CLEVELAND, OHIO  44124

REQUIRED INFORMATION



The Victoria Financial Corporation 401(k) Plan is subject to the financial reporting requirements of Employee Retirement Income Security Act of 1974 (ERISA). In accordance with instruction E to Form 11-K, the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed in paper under cover of Form SE.



EXHIBIT INDEX



Exhibit                                                   Sequential
Number            Description                             Page Number

23.01         CONSENT of INDEPENDENT AUDITORS                   4


EXHIBIT 23.01

The Board of Directors
Victoria Financial Corporation:


We consent to incorporation by reference in the registration statement of Form S-8 number 33-74360 of Victoria Financial Corporation and Form S-8 number 33-59535 of USF&G Corporation of our report dated April 28, 1995, except for note 5, which is as of May 22, 1995, relating to the statements of net assets available for benefits of The Victoria Financial Corporation 401(k) Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994, and all related schedules, which report appears in the December 31, 1994, annual report on Form 11-K of Victoria Financial Corporation.

Our report dated April 28, 1995, except for note 5 which is as of May 22, 1995, contains an explanatory paragraph that states that the schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of plan assets. Also, the schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of the assets or the net gains or loss on sale transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                      /S/KPMG Peat Marwick LLP


Columbus, Ohio
June 27, 1995





SIGNATURES



The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        VICTORIA FINANCIAL CORPORATION 401(K) PLAN

                                   (Name of Plan)


Date    June 29, 1995      /S/   Tab Keplinger
                        Name:    Tab Keplinger
                       Title:    Victoria Financial Corporation
                                 and Plan Administrator